RECOVERY Club AMERICA

April 1, 2022
Media Contact: Gregory T. Angelo
ga@dcconsult.us

Recovery Club America Launches "Misfit Toys Podcast"

New program highlights journeys of substance use disorder survivors and drug policy experts.

Nashville, Tennessee — Today, Recovery Club America announced the launch of the "Misfit Toys Podcast," an audio program highlighting the journeys to sobriety of individuals suffering from substance use disorder, as well as in-depth interviews with leaders in the drug policy space.

The podcast's name — a nod to the iconic band of oddball outcasts from the treasured Christmas special "Rudolph the Red-Nosed Reindeer" — is a celebration of the fact that the path to sobriety differs from person to person, and that everyone in recovery is special. It is a reminder that while many in recovery may feel different, they are certainly not alone.

The "Misfit Toys Podcast" is the latest offering from Recovery Club America, a revolutionary "anywhere/anytime" digital platform offering online treatment for drug and alcohol addiction. The debut show features guest Jeff W., a surgeon in long-term recovery and a staple in the Nashville, Tennessee community. Future shows include interviews with former White House Deputy Chief of Staff Jim Carroll, renowned psychotherapist Heather Monroe, musician Sam Roark, and other leaders in the recovery space.

"The 'Misfit Toys Podcast' is going to be a must-listen show for individuals in recovery, the people who support them, and anyone concerned with the addiction crisis in the United States," Recovery Club America Editor-in-Chief and "Misfit Toys Podcast" co-host Clint Fletcher stated. "But our goal isn't just to be informative; 'Misfit Toys Podcast' listeners will end each episode feeling optimistic and energized after hearing the raw and unfiltered perspectives of the quirky, hilarious, and diverse voices dedicated to ending the addiction crisis and improving the health of all Americans."

"The 'Misfit Toys Podcast' fits in perfectly with the robust suite of wraparound services we are proud to offer via Recovery Club America," Recovery Club America CEO Kevin Lee added. "Recovery Club America offers more compelling content and engaging educational games than anything else on the market — and, of course, the top-notch therapists and counselors our platform users value most. The 'Misfit Toys Podcast' is a natural and welcome addition to the Recovery Club America family — and gives a much-needed voice to the many people working to end the tragic prevalence of addiction in the United States."

The “Misfit Toys Podcast” is available via Apple Podcasts, Google Play, Spotify, and other leading podcast streaming services.

About Recovery Club America: Recovery Club America is a social networking platform for individuals in recovery from addiction and/or mental illness. Recovery Club America members are empowered with digital tools, supportive content, games, and access to psychiatrists, licensed clinical social workers and other therapists, and trained peer support specialists — all via their computer, tablet, or cell phone. The Recovery Club America mission is to help each Club member stay healthy. Visit recoveryclubamerica.com for more info and to sign up.

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